UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF ITS DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-1040368

ADVANCED PROTEOME THERAPEUTICS CORPORATION

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Exact name of registrant as specified in its charter

Biosquare, 650 Albany Street, Boston, Massachusetts 02118

(617) 638-0341

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(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

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(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Act of 1934:

Rule 12h-6(a) X	Rule 12h-6(d)
(for equity securities)	(for successor registrants)

Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

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PART I

Item 1.

Exchange Act Reporting History

A.

Advanced Proteome Therapeutics Corporation (the “Company”) incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act as of November 23, 2006 when it furnished a report under cover of Form 6-K announcing that it had assumed the reporting obligations of its predecessor company, Thrilltime Entertainment International, Inc.

B.

The Company has filed all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report on Form 20-F under section 13(a) of the Exchange Act.

Item 2.  Recent United States Market Activity

The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933.

Item 3.  Foreign Listing and Primary Trading Market

A.

The Company maintains a listing of its common shares (the “Shares”) under the trading symbol “APC” on the TSX Venture Exchange (the “Exchange”) in Canada, which constitutes the primary trading market for the Shares.

B.

The date of the initial trading of the Securities on the Exchange was November 3, 2006.  The Company has maintained a listing of the Shares on the Exchange for at least the 12 months preceding the filing of this Form.

Item 4.

Comparative Trading Volume Data

The Company is not relying on Rule 12h-6(a)(4)(i) under the Exchange Act for purposes of this Form.

Item 5.

Alternative Record Holder Information

As of a date within 120 days before filing this Form the Company had approximately 238 record holders of the Shares resident in the United States.  The Company relied on its transfer agent, Computershare Investor Services Inc., with respect to the number of registered holders of the Shares resident in the United States, and its shareholder services provider, Broadridge, with respect to the number of beneficial holders of the Shares resident in the United States.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.

The Company issued a press release dated October 22, 2008 disclosing its intent to terminate its duty to file reports under Section 13(a) or 15(d) of the Exchange Act.

B.

The Company disseminated such notice in the United States by means of a press release, which was also furnished to the Commission under cover of Form 6-K via EDGAR on October 22, 2008.

Item 8.

Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

The address of the of the electronic information delivery system in the Company’s primary trading market on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s profile at www.sedar.com (the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval).

PART III

Item 10.

  Exhibits

Not applicable

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded  5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)

Its subject class of securities was held of record by 300 or more United States residents or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii); or

(3)

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Advanced Proteome Therapeutics, Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In doing so, Advance Proteome Therapeutics Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated:  October 22,  2008

ADVANCED PROTEOME THERAPEUTICS CORPORATION

By: /s/ Alexander (Allen) Krantz

Alexander (Allen) Krantz

President and Chief Executive Officer